FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 2, 2015, announcing in selected regions, fixed VSAT operators can now access a new wholesale, fully-managed, high-speed satellite broadband service, delivered over Inmarsat’s Global Xpress (GX) Ka-band network in partnership with Gilat Satellite Networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 2, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Fixed VSAT operators can now take advantage of Inmarsat’s
wholesale service, powered by Gilat Satellite Networks and
Global Xpress
Fully managed, high-speed satellite solution now available

2 June 2015:  Inmarsat (LSE:ISAT.L) and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), today announced that, in selected regions, fixed VSAT operators can now access a new wholesale, fully-managed, high-speed satellite broadband service, delivered over Inmarsat’s Global Xpress (GX) Ka-band network in partnership with Gilat Satellite Networks

Inmarsat, the leading provider of global mobile satellite communications services, and Gilat Satellite Networks Ltd., a worldwide leader in satellite network technology, solutions and services, are offering a fully-managed service designed for Internet Service Providers (ISPs), telcos, network operators and other organisations that want to utilise the power of GX. By leasing bandwidth, VSAT operators can take advantage of a low cost-per-bit data rate, coupled with low-cost, high-throughput terminals from Gilat Satellite Networks.

“This is a unique opportunity for fixed VSAT operators to deliver reliable, high-speed data to their customers,” said Rash Jhanjee, Head of GX Business Development and Strategy, Enterprise, Inmarsat. “This new joint partnership, enabled by Gilat’s SkyEdge II-c platform over Inmarsat’s GX Ka-band network, will deliver broadband Virtual Network Operator (VNO) capabilities, where market opportunity exists, through a cost-effective managed service platform. We are excited to demonstrate the strength, reliability and enterprise-class service of our network to the fixed satellite services market.”

The service is made possible through Inmarsat’s new high-speed Ka-band network, Global Xpress. The first of three satellites underpinning the GX network is already live, providing service throughout Europe, Russia, Africa, Middle East and much of Asia. The second satellite was successfully launched in February 2015, and the third satellite has safely arrived in Kazakhstan in anticipation of its forthcoming launch.

“We are delighted to partner with Inmarsat to bring this unique proposition to the fixed VSAT market,” said Ron Levin, Director of Strategic Accounts at Gilat. “By combining our unique SkyEdge II-c system with the strength of Inmarsat’s Ka-band network we can deliver a truly differentiated service for network operators to provide their customers with a low-cost, reliable fixed satellite solution.  We are already seeing network operators using our platform to bring connectivity to their customers; the interest for this service in the market is promising.”

Notes to editors
Inmarsat and Gilat Satellite Networks offer the wholesale Global Xpress service as a fully managed option, meaning that VSAT operators and other providers can offer their customers the high speeds and reliability of Global Xpress without making a high upfront investment to acquire infrastructure and hardware.

For further information

Jonathan Sinnatt	Katie Potts
Director of Corporate Communications	Corporate Communications Manager
Inmarsat	Inmarsat
+44 (0)20 7728 1935	+44 (0)20 7728 1492
jonathan.sinnatt@inmarsat.com	katie.potts@inmarsat.com

Gilat Satellite Networks	KCSA Strategic Communications
Joelle Inowlocki	Phil Carlson, Vice President
Head of Corporate Marketing	+1 (212) 896-1233
JoelleI@gilat.com	pcarlson@kcsa.com

About Inmarsat

Inmarsat plc is the leading provider of global mobile satellite communications services.  Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air.  Inmarsat employs around 1,600 staff in more than 60 locations around the world, with a presence in the major ports and centers of commerce on every continent.  Inmarsat is listed on the London Stock Exchange (LSE:ISAT.L).  For more information, please visit www.inmarsat.com.

The Inmarsat press release newsfeed and corporate updates are on @InmarsatGlobal.

About Gilat

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are  the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com